UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

YPF Sociedad Anónima
(Name of Subject Company)

YPF Sociedad Anónima
(Name of Person(s) Filing Statement)

Class A Common Shares; Class B Common Shares
Class C Common Shares; Class D Common Shares
Par value 10 pesos per share (the “Class D Shares”)
and
American Depositary Shares, Each Representing One Class D Share (the “ADSs”)
(Title of Class of Securities)

Class A Shares (P9897X107); Class B Shares (P9897X115)
Class C Shares (P9897X123); Class D Shares (P9897X131)
American Depositary Shares (984245100)
(CUSIP Number of Class of Securities)

Alejandro D. Quiroga
YPF Sociedad Anónima
Avenida Pte. R. Sáenz Peña 777
C1035AAC Ciudad Autónoma de Buenos Aires, Argentina
(54-11) 4329-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Nicholas A. Kronfeld
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.  Subject Company Information.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule”) relates is YPF Sociedad Anónima, an Argentine sociedad anónima (the “Company”).  The address of the principal executive offices of the Company is Avenida Pte. R. Sáenz Peña 777, C1035AAC Ciudad Autónoma de Buenos Aires, Argentina and the telephone number of the principal executive offices of the Company is (54-11) 4329-2000.

This Schedule relates to the Company’s Class D Shares (the “Class D Shares”), each with a par value of 10 pesos per share and the American Depositary Shares each representing one Class D Share (the “ADSs”).  As of December 31, 2007, there were 393,195,669 Class D Shares outstanding.

Item 2.  Identity and Background of Filing Person.

The filing person is the subject company.  The Company’s name, business address and business telephone number are set forth in Item 1 above.

This Schedule relates to the tender offer by Petersen Energía Inversosa, S.A. (together, with certain of its affiliates, “Petersen”) , a Spanish sociedad anónima to purchase any and all outstanding ADSs or Class D Shares represented thereby that are not owned by Petersen or Repsol YPF, S.A., a Spanish sociedad anónima (together with certain of its affiliates, “Repsol”) at a purchase price of $49.45 per ADS or Class D Share represented thereby (the “Offer Price”), net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, on the terms and subject to the conditions set forth in the Offeror’s offer to purchase, dated as of September 11, 2008 (the “Offer to Purchase”), and the related letters of transmittal (together, the “Offer”).  The Offer is being made in conjunction with an offer by Petersen in Argentina for all outstanding Class A, Class B, Class C and Class D Shares (but not ADSs).  The price offered in the Argentine Offer is the same as the Offer Price in the Offer, payable in Argentine pesos in the case of the Argentine Offer.

On  May 20, 2008, Petersen announced its intention to make the Offer and on  September 11, 2008, Petersen made the Offer to Purchase to our shareholders and filed the Offer to Purchase with the Securities and Exchange Commission (the “SEC”).  The Offer is scheduled to expire at 5:00 p.m. New York time on  October 20, 2008.

Petersen’s address, as set forth on the Schedule TO filed with the SEC on September 11, 2008, is Cerrito 740, 11 Piso, (C1010AAP) Buenos Aires, Argentina.

Item 3.  Past Contracts, Transactions, Negotiations and Agreements.

The information set forth under Section 11 “Background of the Offer – Past Contacts, Transactions, or Negotiations with YPF” in the Offer to Purchase is incorporated herein by reference.

Item 4.  The Solicitation or Recommendation.

Recommendation of the Company Board

The Board of Directors (the “Board”) has unanimously determined to recommend that the Company’s stockholders (other than Petersen and Repsol) tender their ADSs or Class D Shares represented thereby in the Offer because (i) the Offer Price complies with the provisions in article seven of the Company’s bylaws pursuant to which the Offer is being made and (ii) shareholders will receive payment in immediately available funds for all of the ADSs tendered and accepted.

A copy of a letter to the National Securities Commission of Argentina communicating the recommendation of the Board was filed with the SEC on May 28, 2008 on Form 6-K and is incorporated herein by reference.

Intent to Tender

After reasonable inquiry and to its best knowledge, the Company understands no director or executive officer of the Company intends to tender, sell or hold ADSs or Class D Shares represented thereby.

Item 5.  Person/Assets Retained, Employed, Compensated or Used.

Neither the Company, nor any person acting on its behalf, has employed, retained or compensated any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which they shall receive no additional compensation.

Item 6.  Interest in Securities of the Subject Company.

No transactions in the ADSs or the Class D Shares represented thereby have been effected during the past 60 days by the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

Item 7.  Purposes of the Transaction and Plans or Proposals.

The Company is not now undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, one or more of the following or a combination thereof: (i) a tender offer for or other acquisition of any of the Company’s securities by the Company, its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

There is no transaction, resolution of the Board, agreement in principle or signed contract that has been entered into in response to the Offer that relates to or would result in one or more of the events referred to in the previous paragraph.

Item 8.  Additional Information.

None.

Item 9.  Exhibits.

(e)(1) Share Purchase Agreement, dated as of February 21, 2008, by and among Repsol YPF, S.A., Repsol Exploración, S.A., Caveant, S.A., Repsol YPF Capital, S.L. and Petersen Energía, S.A.*

(e)(2) Shareholders’ Agreement, dated as of February 21, 2008, by and among Repsol YPF, S.A., Repsol Exploración, S.A., Caveant, S.A., Repsol YPF Capital, S.L. and Petersen Energía, S.A.*

(e)(2) Registration Rights Agreement, dated as of February 21, 2008, by and among YPF Sociedad Anónima, Repsol YPF, S.A., Petersen Energía S.A., HSBC Bank plc, as collateral agent, Credit Suisse, London Branch, as administrative agent, and certain other parties named therein*

(e)(3) First Option Agreement, dated as of February 21, 2008, by and among Repsol YPF, S.A., Repsol Exploración, S.A., Caveant, S.A., Repsol YPF Capital, S.L., Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey*

(e)(4) Second Option Agreement, dated as of February 21, 2008, by and among Repsol YPF, S.A., Repsol Exploración, S.A., Caveant, S.A., Repsol YPF Capital, S.L., Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey*

(e)(5) Seller Credit Agreement, dated as of February 21, 2008, among Petersen Energía, S.A., Repsol YPF, S.A. and The Bank of New York, as collateral agent*

(e)(6) Direct Agreement, dated as of February 21, 2008, among Repsol YPF, S.A., Credit Suisse International, Goldman Sachs International Bank, BNP Paribas, Banco Itaú Europa, S.A., Petersen Energía, S.A., Credit Suisse, London Branch and HSBC Bank plc, as collateral agent*

(e)(7) Assignment of Dividend Rights Agreement, dated as of February 21, 2008, among Repsol YPF, S.A., Petersen Energía, S.A. and YPF S.A.*

(e)(8) Agreement, dated as of February 21, 2008, among Repsol YPF, S.A., Petersen Energía Pty Ltd, Enrique Eskenazi, Sebastián Eskenazi, Matías Eskanezi Storey and Ezequiel Eskenazi Storey*

(e)(9) Letter Agreement, dated as of February 21, 2008, among YPF Sociedad Anónima, Petersen Energía Pty Ltd. and Repsol YPF, S.A.*

(e)(10) Letter Agreement, dated as of February 5, 2008, between YPF Sociedad Anónima and Repsol YPF, S.A.*

(e)(11) Intercreditor Agreement, dated as of February 21, 2008, by and among Repsol YPF, S.A, Credit Suisse International, Goldman Sachs International Bank, BNP Paribas, Banco Itaú Europa, S.A. Sucursal Financeira Exterior, Petersen Energía, S.A., Petersen Energía PTY, Ltd., Credit Suisse, London Branch, as senior agent and intercreditor agent and HSBC Bank plc, as collateral agent*

(e)(12) Registration Rights Agreement, dated as of February 21, 2008, among Repsol YPF, S.A., Petersen Energía, S.A., Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey, the Option Administrative Agent (as defined therein) and the Holders (as defined therein)*

*Incorporated by reference to the Schedule 13D/A filed by Repsol YPF, S.A. on February 25, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YPF SOCIEDAD ANÓNIMA

By:	/s/ Antonio Gomis Sáez
	Name:	Antonio Gomis Sáez
	Title:	Chief Operating Officer

Dated:	September 12, 2008